# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AtRenew Inc., CIK 0001838957
CUSIP: 00138L108
Title of class of securities: Class A ordinary shares, par value US$0.001 per share
Address of issuer's principal executive offices: 12th Floor, No.6 Building, 433 Songhu Road, Shanghai, China (F4), 200000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-001359
Filed by CIK 0001167483

## Reporting persons
- Tiger Global Private Investment Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,548,875; sole dispositive power 0; shared dispositive power 6,548,875; aggregate amount beneficially owned 6,548,875 (7.4% of the class)
- Tiger Global PIP Performance X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,548,875; sole dispositive power 0; shared dispositive power 6,548,875; aggregate amount beneficially owned 6,548,875 (7.4% of the class)
- Tiger Global PIP Management X, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,548,875; sole dispositive power 0; shared dispositive power 6,548,875; aggregate amount beneficially owned 6,548,875 (7.4% of the class)
- Tiger Global Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,554,145; sole dispositive power 0; shared dispositive power 6,554,145; aggregate amount beneficially owned 6,554,145 (7.4% of the class)
- Charles P. Coleman III: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,554,145; sole dispositive power 0; shared dispositive power 6,554,145; aggregate amount beneficially owned 6,554,145 (7.4% of the class)

## Item 1. Issuer
Name of issuer: AtRenew Inc.
Address of issuer's principal executive offices: 12th Floor, No.6 Building, 433 Songhu Road, Shanghai, People's Republic of China, 200000

## Item 2. Person Filing
Name of person filing:
Tiger Global Private Investment Partners X, L.P.
Tiger Global PIP Performance X, L.P.
Tiger Global PIP Management X, Ltd.
Tiger Global Management, LLC
Charles P. Coleman III
Address of principal business office or, if none, residence:
Tiger Global Private Investment Partners X, L.P.
c/o Campbells Corporate Services Limited
P.O. Box 268
Floor 4 Willow House
Cricket Square
Grand Cayman KY1-1104
Cayman Islands

Tiger Global PIP Performance X, L.P.
c/o Campbells Corporate Services Limited
P.O. Box 268
Floor 4 Willow House
Cricket Square
Grand Cayman KY1-1104
Cayman Islands

Tiger Global PIP Management X, Ltd.
c/o Campbells Corporate Services Limited
P.O. Box 268
Floor 4 Willow House
Cricket Square
Grand Cayman KY1-1104
Cayman Islands

Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019

Charles P. Coleman III
c/o Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019
Citizenship:
Tiger Global Private Investment Partners X, L.P. - Cayman Islands
Tiger Global PIP Performance X, L.P. - Cayman Islands
Tiger Global PIP Management X, Ltd. - Cayman Islands
Tiger Global Management, LLC - Delaware
Charles P. Coleman III - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tiger Global Private Investment Partners X, L.P. - 6,548,875
Tiger Global PIP Performance X, L.P. - 6,548,875
Tiger Global PIP Management X, Ltd. - 6,548,875
Tiger Global Management, LLC - 6,554,145
Charles P. Coleman III - 6,554,145

The Reporting Persons in this Section 4(a) hold American Depositary Shares. Every three American Depositary Shares represents two Class A ordinary shares, par value US$0.001.
Percent of class:
Tiger Global Private Investment Partners X, L.P. - 7.4%
Tiger Global PIP Performance X, L.P. - 7.4%
Tiger Global PIP Management X, Ltd. - 7.4%
Tiger Global Management, LLC - 7.4%
Charles P. Coleman III - 7.4%
Sole power to vote or to direct the vote:
Tiger Global Private Investment Partners X, L.P. - 0
Tiger Global PIP Performance X, L.P. - 0
Tiger Global PIP Management X, Ltd. - 0
Tiger Global Management, LLC - 0
Charles P. Coleman III - 0
Shared power to vote or to direct the vote:
Tiger Global Private Investment Partners X, L.P. - 6,548,875
Tiger Global PIP Performance X, L.P. - 6,548,875
Tiger Global PIP Management X, Ltd. - 6,548,875
Tiger Global Management, LLC - 6,554,145
Charles P. Coleman III - 6,554,145
Sole power to dispose or to direct the disposition:
Tiger Global Private Investment Partners X, L.P. - 0
Tiger Global PIP Performance X, L.P. - 0
Tiger Global PIP Management X, Ltd. - 0
Tiger Global Management, LLC - 0
Charles P. Coleman III - 0
Shared power to dispose or to direct the disposition:
Tiger Global Private Investment Partners X, L.P. - 6,548,875
Tiger Global PIP Performance X, L.P. - 6,548,875
Tiger Global PIP Management X, Ltd. - 6,548,875
Tiger Global Management, LLC - 6,554,145
Charles P. Coleman III - 6,554,145

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 3 are directly owned by advisory clients of Tiger Global Management, LLC. None of those advisory clients, other than Tiger Global Private Investment Partners X, L.P., may be deemed to beneficially own more than 5% of the Class A ordinary shares, par value US$0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- Tiger Global Private Investment Partners X, L.P.: By: Tiger Global PIP Performance X, L.P., Its General Partner, By: Tiger Global PIP Management X, Ltd., Its General Partner, By: /s/ Eric Lane*, Eric Lane/President & Chief Operating Officer (08/14/2025)
- Tiger Global PIP Performance X, L.P.: /s/ Eric Lane*, Eric Lane/President & Chief Operating Officer (08/14/2025)
- Tiger Global PIP Management X, Ltd.: By: Tiger Global PIP Management X, Ltd., Its General Partner, By: /s/ Eric Lane*, Eric Lane/President & Chief Operating Officer (08/14/2025)
- Tiger Global Management, LLC: /s/ Eric Lane*, Eric Lane/President & Chief Operating Officer (08/14/2025)
- Charles P. Coleman III: /s/ Charles P. Coleman III*, Charles P. Coleman III (08/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.